

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2008

Via U.S. Mail

Ms. Andrea Worsley, President
Lifestyle Choice Meals, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Lifestyle Choice Meals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2008**
> **File No. 333-150586**

Dear Ms. Worsley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed May 1, 2008

General

1.   We note that the audited balance sheet included in the registration statement was current through June 30, 2007. Rule 8-02 of Regulation S-X provides that if the registrant has been in existence for less than a fiscal year, an audited balance sheet shall be filed as of a date within 135 days of the date of filing of the registration statement. We will not be able to continue with the review of the

registration statement until the balance sheet is updated in compliance with Rule 8-02.

2.   We note that the Management's Discussion and Analysis section and other ensuing sections through the Related Party Transaction section on page 44 were placed after the financial statements. Please move these sections and place them before the financial statements.

Cover Page

3.   We note the statement, "The price for the shares will be $0.02 per share until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange." We also note the statement on page 16 that "The shares sold by the Company may be occasionally sold in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale." This suggests that you anticipate engaging in an at-the-market offering. Given that this is your initial public offering and that you have no reporting history, it does not appear that you would be qualified to engage in an at-the-market offering under the terms of Item 415 (a)(4) of the Securities Act of 1933. Please revise your registration statement accordingly or explain the basis for believing that you can engage in an at-the-market offering.

4.   Please describe what procedures you intend to follow to seek quotation on the OTC. In this regard, we note that you intend to sell your securities through the efforts of you principal executive officer, Andrea Worsley, and not a broker-dealer.

5.   In that regard, please explain why Andrea Worsley is not required to register as a broker-dealer. See Rule 3a4-1 of the Exchange Act of 1934.

Directors and Executive Officers, page 41

6.   Please carefully review Item 401 of Regulation S-K and revise this section as necessary. Among other things, please specify when Ms. Worsley began to provide services to the registrant; identify by name Ms. Worsley's prior employers and current employers and, without any time gaps, disclose the periods during which she was employed with such employers; disclose whether she continues to be employed with any of the referenced employers; and disclose the amount of time that Ms. Worsley devotes to the business of the registrant.

Recent Sales of Unregistered Securities

7.   Please disclose the exemptions upon which you relied to conduct the private sales.

Exhibit 5.1

8.   Please obtain a new opinion of counsel that specifies the number of securities being registered.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
        C. Moncada-Terry

        Via Facsimile
        Andrea Worsley
        (403) 366-6820